

HARVARD BUSINESS SERVICES, INC.
16192 COASTAL HIGHWAY
LEWES, DELAWARE 19958
Phone: (302) 645-7400 (800)-345-2677
Fax: (302) 645-1280
www.delawareinc.com

Mr. Ketan Y Chand
1115 W 29th St.
Cheyenne WY 82001

Dear Ketan Chand,

We would like to convey our congratulations to you and Cyasoon SPV LLC. We hope you enjoy terrific success with your new company.

Name: **Cyasoon SPV LLC**
Date of formation: October 1, 2024
Delaware State File Number: **5340937**

Enclosed is the Recorded Copy of your Certificate of Formation. Please review the information on the certificates and insert them in your corporate kit.

Please remember these three things in the future:

1. We must be made aware of any address changes. You may provide this information to us via email (mail@delawareinc.com) or phone (800-345-2677 ext. 6903). This will ensure that we remind you of the following two things:

2. Delaware LLC/LP tax is due June 1st each year. If the LLC/LP tax is not received by June 1st, a $200 late penalty plus 1.5% interest monthly will be imposed by the State of Delaware and your company will cease to be in good standing.

3. Your annual registered fee of $50 is due on the anniversary month of your corporation.

Thank you again and we wish you the best of luck. You can help us by telling a friend or business associate about our services. We work hard to keep things simple for you and your associates when it's time to incorporate.

Sincerely,

Filing Department
Harvard Business Services, Inc.

CERTIFICATE OF FORMATION
OF
Cyasoon SPV LLC

FIRST: The name of the limited liability company is: Cyasoon SPV LLC

SECOND: Its registered office in the State of Delaware is located at 16192 Coastal Highway, Lewes, Delaware 19958, County of Sussex. The registered agent in charge thereof is Harvard Business Services, Inc.

IN WITNESS WHEREOF, the undersigned, being fully authorized to execute and file this document have signed below and executed this Certificate of Formation on this September 25, 2024.

_____

John C Kline, Authorized Person

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:39 PM 10/01/2024
FILED 01:39 PM 10/01/2024
SR 20243834073 - File Number 5340937



HARVARD BUSINESS SERVICES, INC.
16192 COASTAL HIGHWAY
LEWES, DELAWARE 19958
Phone: (302) 645-7400 (800)-345-2677
Fax: (302) 645-1280
www.delawareinc.com

Company Name: **Cyasoon SPV LLC**
Delaware State File Number: **5340937**
HBS Company Applicant FinCEN ID: **3000-0005-8787**

Corporate Transparency Act

Government regulations now require that all entities will need to file a Beneficial Ownership Information Report ("BOI Report") with the Financial Crimes Enforcement Network of the U.S. Treasury ("FinCEN") within 90 days after the date of formation, unless the company falls under an exemption.

Determining whether your newly formed entity is exempt, and whether you need to file, is up to you and your legal advisors. If it is determined that the company needs to file a BOI Report, the Company Applicant FinCEN ID listed at the top of this page will need to be included in the BOI report. The Company Applicant FinCEN ID identifies the Harvard Business Services, Inc. representative who directly filed the document that formed your company.

To assist customers with reporting obligations, Harvard Business Services, Inc. has partnered with FinCEN Report Company (FRC). FRC is an online service provider dedicated to helping companies fulfill their BOI Report requirements. For more information on the Corporate Transparency Act or to get started, please visit our FRC Onboarding Page.

Alternatively, you can directly complete the initial BOI Report through FinCEN at www.fincen.gov/boi.

Harvard Business Services, Inc. and FinCEN Report Company are two independent companies, and are not affiliated. Harvard Business Services, Inc. highly recommends FinCEN Report Company and their services for filing your Beneficial Ownership Information Report.



HARVARD BUSINESS SERVICES, INC.
16192 COASTAL HIGHWAY
LEWES, DELAWARE 19958
Phone: (302) 645-7400 (800)-345-2677
Fax: (302) 645-1280
www.delawareinc.com

Company Name: **Cyasoon SPV LLC**
Delaware State File Number: **5340937**

Delaware Law requires a Communication Contact. What is that?

As your Registered Agent, the State of Delaware requires us to keep a Communications Contact for your company on record within our files so we can forward any legal documentation we receive for the company in a timely manner. By definition, the Communications Contact must be a living person who is a manager, officer, director, shareholder, member, employee or designated agent who is authorized to receive notices from the company's Delaware Registered Agent. This person must also be able to produce management and ownership names and contact information in the event of a legal matter such as a lawsuit or subpoena. This person must be at least 18 years of age.

In other words, the Communications Contact must have the ability and authority to receive, handle and appropriately reply to the correspondence we may forward. If this is incorrect, please let us know at your earliest convenience. Failure to keep the information up-to-date and valid can result in having to resign as the company's Registered Agent in Delaware. This will leave the company without a Registered Agent, which places the company in a forfeited (or "inactive") status.

This is the information currently on file for the Communications Contact:

Mr. Ketan Y Chand   ketan.chand@cyasoon.com
1115 W 29th St.   (307)369-3018
Cheyenne, WY 82001
United States

Should someone else be the Communications Contact? Has your address changed?

Updates to the above information can be made through your online MCD account, or you can contact our mail center at mail@delawareinc.com.



HARVARD BUSINESS SERVICES, INC.
16192 COASTAL HIGHWAY
LEWES, DELAWARE 19958
Phone: (302) 645-7400 (800)-345-2677
Fax: (302) 645-1280
www.delawareinc.com

Did you know we offer many services other than formation/registered agent services? Below is a description of some of our popular services:

Foreign Qualification:
Many companies choose Delaware as their state of formation to take advantage of the strong corporate law structure but they do not actually do business in the State of Delaware. If your business will operate in a state other than the State of Delaware, a foreign qualification filing will typically be required. This filing allows a company to transact business in a jurisdiction other than where it was formed. Since every state has their own requirements to foreign qualify, let HBS take care of this detail for you.

Good Standing Certificates (Also known as Certificates of Existence):
A certificate of good standing may be required by many different parties, such as banks or different states. We can obtain a good standing from the State of Delaware for you from the State of Delaware. You may place the order online, www.delawareinc.com/gstanding, or contact us by email, phone or fax.

Tax ID Service:
We can obtain the Federal Tax Identification Number for your Delaware Corporation or LLC. The Federal Tax Identification Number, also known as a company's "EIN", is mandatory for opening US bank accounts, obtaining loans, hiring employees, or conducting business in the United States. Our service eliminates the hassle of dealing with the IRS.

Mail Forwarding Services:
All mail forwarding services can be viewed at our website: www.delawareinc.com/ourservices/mailfwd

Virtual Office Mail Forwarding & Telephone
Our best Mail Forwarding package includes the authorization to use our address as your mailing address as well as your own Delaware telephone number. We will scan all of your incoming mail and email it to you. You will receive a Delaware phone number (302 area code) that will automatically be forwarded to any domestic phone number you provide so that your clients may contact you.

Basic 6 & Basic 25 Mail Forwarding
Pay for 6 or 25 email scans to be used as needed. We scan each piece of mail received, email it to you and hold the physical mail for one (1) week. Within that time frame, you can request to have the mail sent to you. After one (1) week, the mail is securely shredded on site. As long as your company is active under our Delaware Registered Agent service, there is no time limit as to when you can use your scan credits.

Airplane & Yacht Mail Forwarding
Use our address to receive Federal Aviation Administration (FAA) Aircraft and/or Department of Natural Resources (DNREC) Boat Registrations. We will scan your mail, email it to you and physically forward registrations to your address on file.

Many of our other services can be found on our website: www.delawareinc.com/ourservices. To initiate any of the above services, please call 1-800-345-2677 ext. 6911 or 302-645-7400 ext. 6911. You may also send an email request to info@delawareinc.com.